SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 6)*

Under the Securities Exchange Act of 1934

PETROHAWK ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

716495106
(CUSIP Number)

PHAWK, LLC
1100 Louisiana, Suite 4400
Houston, Texas 77002
(832) 204-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2005
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

	PHAWK, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ⁭
				(b) ⁭
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			⁭

(6)	Citizenship or Place of Organization	PHAWK, LLC ("PHAWK") is a limited liability company organized under the laws of the State of Delaware.

	Number of	(7)	Sole Voting Power	0
	Shares Bene-
	ficially	(8)	Shared Voting Power	0
	Owned by
	Each	(9)	Sole Dispositive Power	0
	Reporting
	Person With	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			⁭

(13)	Percent of Class Represented by Amount in Row (11)			0%

(14)	Type of Reporting Person (See Instructions)			OO

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

	EnCap Energy Capital Fund IV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ⁭
				(b) ⁭
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			⁭

(6)	Citizenship or Place of Organization	EnCap Energy Capital Fund IV, L.P. ("EnCap IV") is a limited partnership organized under the laws of the State of Texas.

	Number of	(7)	Sole Voting Power	4,755,767
	Shares Bene-
	ficially	(8)	Shared Voting Power	0
	Owned by
	Each	(9)	Sole Dispositive Power	4,755,767
	Reporting
	Person With	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			4,755,767

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			⁭

(13)	Percent of Class Represented by Amount in Row (11)			11.4%(1)

(14)	Type of Reporting Person (See Instructions)			PN

(1) Based on 40,141,017 shares issued and outstanding as of June 13, 2005, as disclosed in the Issuer's S-4/A filed June 22, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

	EnCap IV-B Acquisitions, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ⁭
				(b) ⁭
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			⁭

(6)	Citizenship or Place of Organization	EnCap IV-B Acquisitions, L.P. ("EnCap IV-B Acquisitions") is a limited partnership organized under the laws of the State of Texas.

	Number of	(7)	Sole Voting Power	2,207,643
	Shares Bene-
	ficially	(8)	Shared Voting Power	0
	Owned by
	Each	(9)	Sole Dispositive Power	2,207,643
	Reporting
	Person With	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			2,207,643

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			⁭

(13)	Percent of Class Represented by Amount in Row (11)			5.4%(1)

(14)	Type of Reporting Person (See Instructions)			PN

(1) Based on 40,141,017 shares issued and outstanding as of June 13, 2005, as disclosed in the Issuer's S-4/A filed June 22, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

	EnCap IV-B Acquisitions GP, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ⁭
				(b) ⁭
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			⁭

(6)	Citizenship or Place of Organization	EnCap IV-B Acquisitions GP, LLC ("EnCap IV-B GP LLC") is a limited liability company organized under the laws of the State of Texas.

	Number of	(7)	Sole Voting Power	0
	Shares Bene-
	ficially	(8)	Shared Voting Power	2,207,643
	Owned by
	Each	(9)	Sole Dispositive Power	0
	Reporting
	Person With	(10)	Shared Dispositive Power	2,207,643

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			2,207,643

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			⁭

(13)	Percent of Class Represented by Amount in Row (11)			5.4%(3)

(14)	Type of Reporting Person (See Instructions)			OO

(1) EnCap IV-B GP LLC may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV-B Acquisitions. See Item 5.
(2) EnCap IV-B GP LLC disclaims any beneficial ownership of the securities owned by EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 40,141,017 shares issued and outstanding as of June 13, 2005, as disclosed in the Issuer's S-4/A filed June 22, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

	EnCap Energy Capital Fund IV-B L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ⁭
				(b) ⁭
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			⁭

(6)	Citizenship or Place of Organization	EnCap Energy Capital Fund IV-B L.P. ("EnCap IV-B") is a limited partnership organized under the laws of the State of Texas.

	Number of	(7)	Sole Voting Power	0
	Shares Bene-
	ficially	(8)	Shared Voting Power	2,207,643
	Owned by
	Each	(9)	Sole Dispositive Power	0
	Reporting
	Person With	(10)	Shared Dispositive Power	2,207,643

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			2,207,643

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			⁭

(13)	Percent of Class Represented by Amount in Row (11)			5.4%(3)

(14)	Type of Reporting Person (See Instructions)			PN

(1) EnCap IV-B may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV-B Acquisitions. See Item 5.
(2) EnCap IV-B disclaims any beneficial ownership of the securities owned by EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 40,141,017 shares issued and outstanding as of June 13, 2005, as disclosed in the Issuer's S-4/A filed June 22, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Equity Fund IV GP, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ⁭
(b) ⁭
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			⁭

(6)	Citizenship or Place of Organization	EnCap Equity Fund IV GP, L.P. ("EnCap Equity") is a limited partnership organized under the laws of the State of Texas.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	6,963,410(1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	6,963,410(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			6,963,410(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			⁭

(13)	Percent of Class Represented by Amount in Row (11)			16.4%(3)

(14)	Type of Reporting Person (See Instructions)			PN

(1) EnCap Equity may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) EnCap Equity disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 40,141,017 shares issued and outstanding as of June 13, 2005, as disclosed in the Issuer's S-4/A filed June 22, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Investments L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ⁭
(b) ⁭
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			⁭

(6)	Citizenship or Place of Organization	EnCap Investments L.P. ("EnCap Investments") is a limited partnership organized under the laws of the State of Delaware.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	6,963,410(1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	6,963,410(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			6,963,410(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			⁭

(13)	Percent of Class Represented by Amount in Row (11)			16.4%(3)

(14)	Type of Reporting Person (See Instructions)			PN

(1) EnCap Investments may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) EnCap Investments disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 40,141,017 shares issued and outstanding as of June 13, 2005, as disclosed in the Issuer's S-4/A filed June 22, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Investments GP, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ⁭
(b) ⁭
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			⁭

(6)	Citizenship or Place of Organization	EnCap Investments GP, L.L.C. ("EnCap Investments GP") is a limited liability company organized under the laws of the State of Delaware.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	6,963,410(1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	6,963,410(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			6,963,410(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			⁭

(13)	Percent of Class Represented by Amount in Row (11)			16.4%(3)

(14)	Type of Reporting Person (See Instructions)			OO

(1) EnCap Investments GP may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) EnCap Investments GP disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 40,141,017 shares issued and outstanding as of June 13, 2005, as disclosed in the Issuer's S-4/A filed June 22, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

RNBD GP LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ⁭
(b) ⁭
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			⁭

(6)	Citizenship or Place of Organization	RNBD GP LLC ("RNBD") is a limited liability company organized under the laws of the State of Delaware.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	6,963,410(1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	6,963,410(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			6,963,410(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			⁭

(13)	Percent of Class Represented by Amount in Row (11)			16.4%(3)

(14)	Type of Reporting Person (See Instructions)			OO

(1) RNBD may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) RNBD disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 40,141,017 shares issued and outstanding as of June 13, 2005, as disclosed in the Issuer's S-4/A filed June 22, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

David B. Miller

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ⁭
(b) ⁭
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			⁭

(6)	Citizenship or Place of Organization	David B. Miller is a resident the State of Texas.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	6,963,410 (1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	6,963,410 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			6,963,410 (2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			⁭

(13)	Percent of Class Represented by Amount in Row (11)			16.4%(3)

(14)	Type of Reporting Person (See Instructions)			IN

(1) David B. Miller may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) David B. Miller disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 40,141,017 shares issued and outstanding as of June 13, 2005, as disclosed in the Issuer's S-4/A filed June 22, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

D. Martin Phillips

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ⁭
(b) ⁭
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			⁭

(6)	Citizenship or Place of Organization	D. Martin Phillips is a resident the State of Texas.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	6,963,410 (1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	6,963,410 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			6,963,410 (2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			⁭

(13)	Percent of Class Represented by Amount in Row (11)			16.4%(3)

(14)	Type of Reporting Person (See Instructions)			IN

(1) D. Martin Phillips may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) D. Martin Phillips disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 40,141,017 shares issued and outstanding as of June 13, 2005, as disclosed in the Issuer's S-4/A filed June 22, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Gary R. Petersen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ⁭
(b) ⁭
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			⁭

(6)	Citizenship or Place of Organization	Gary R. Petersen is a resident the State of Texas.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	6,963,410 (1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	6,963,410 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			6,963,410 (2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			⁭

(13)	Percent of Class Represented by Amount in Row (11)			16.4%(3)

(14)	Type of Reporting Person (See Instructions)			IN

(1) Gary R. Petersen may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) Gary R. Petersen disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 40,141,017 shares issued and outstanding as of June 13, 2005, as disclosed in the Issuer's S-4/A filed June 22, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Robert L. Zorich

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ⁭
(b) ⁭
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			⁭

(6)	Citizenship or Place of Organization	Robert L. Zorich is a resident the State of Texas.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	6,963,410 (1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	6,963,410 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			6,963,410 (2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			⁭

(13)	Percent of Class Represented by Amount in Row (11)			16.4%(3)

(14)	Type of Reporting Person (See Instructions)			IN

(1) Robert L. Zorich may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) Robert L. Zorich disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 40,141,017 shares issued and outstanding as of June 13, 2005, as disclosed in the Issuer's S-4/A filed June 22, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

	FCW, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ⁭
				(b) ⁭
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			⁭

(6)	Citizenship or Place of Organization	FCW, LLC ("FCW") is a limited liability company organized under the laws of the State of Delaware.

	Number of	(7)	Sole Voting Power	0
	Shares Bene-
	ficially	(8)	Shared Voting Power	0
	Owned by
	Each	(9)	Sole Dispositive Power	0
	Reporting
	Person With	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			⁭

(13)	Percent of Class Represented by Amount in Row (11)			0

(14)	Type of Reporting Person (See Instructions)			OO

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

	Floyd C. Wilson

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ⁭
				(b) ⁭
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			⁭

(6)	Citizenship or Place of Organization	Floyd C. Wilson is a resident the State of Texas.

	Number of	(7)	Sole Voting Power	3,811,066
	Shares Bene-
	ficially	(8)	Shared Voting Power	0
	Owned by
	Each	(9)	Sole Dispositive Power	3,811,066
	Reporting
	Person With	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			3,811,066

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			⁭

(13)	Percent of Class Represented by Amount in Row (11)			9.2%(1)

(14)	Type of Reporting Person (See Instructions)			IN

(1) Based on 40,141,017 shares issued and outstanding as of June 13, 2005, as disclosed in the Issuer's S-4/A filed June 22, 2005.

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

The following is added to Item 2:

EnCap IV-B Acquisitions, L.P. ("EnCap IV-B Acquisitions") is a Texas limited partnership whose principal business is engaging in oil and gas related investments. The business address and address of the principal office of EnCap IV-B Acquisitions is 1100 Louisiana, Suite 3150, Houston, Texas 77002. The sole general partner of EnCap IV-B Acquisitions is EnCap IV-B Acquisitions GP, LLC.

EnCap IV-B Acquisitions GP, LLC ("EnCap IV-B GP LLC") is a Texas limited liability company whose principal business is engaging in oil and gas related investments. The business address and address of the principal office of EnCap IV-B GP LLC is 1100 Louisiana, Suite 3150, Houston, Texas 77002. The sole member of EnCap IV-B GP LLC is EnCap IV-B.

Item 3.	Source and Amount of Funds or Other Consideration.

The following is added to Item 3:

On April 1, 2005, the Issuer granted 477 shares of Common Stock to EnCap IV as compensation for David B. Miller serving on the Issuer's board of directors and 477 shares of Common Stock to EnCap IV as compensation for D. Martin Phillips serving on the Issuer's board of directors.

On May 25, 2005, the Issuer granted 584 shares of Common Stock to EnCap IV as compensation for David B. Miller serving on the Issuer's board of directors and 584 shares of Common Stock to EnCap IV as compensation for D. Martin Phillips serving on the Issuer's board of directors.

On May 25, 2005, the Issuer granted 5,000 shares of restricted Common Stock to each of David B. Miller and D. Martin Phillips as compensation for serving on the Issuer's board of directors. Each of David B. Miller and D. Martin Phillips immediately assigned such shares of restricted Common Stock to EnCap IV.

On June 30, 2005, the Issuer and PHAWK entered into an Agreement to Amend Note pursuant to which (i) the 8% Convertible Promissory Note dated as of May 25, 2004 was amended to allow for the conversion thereof on June 30, 2005 into 8,750,000 shares of the Issuer's Common Stock and $2,410,621.73 in cash, and (ii) PHAWK elected to convert the 8% Convertible Promissory Note into 8,750,000 shares of the Issuer's Common Stock and $2,410,621.73 in cash on June 30, 2005.

On July 11, 2005, the Issuer granted 462 shares of Common Stock to EnCap IV as compensation for David B. Miller serving on the Issuer's board of directors and 462 shares of Common Stock to EnCap IV as compensation for D. Martin Phillips serving on the Issuer's board of directors.

On July 12, 2005, an additional 50,000 of the options granted by the Issuer to Floyd C. Wilson on July 12, 2004 vested and became exercisable.

On July 8, 2005 PHAWK and its members, including EnCap IV, EnCap IV-B Acquisitions, and FCW, executed a Class A Common Unit Redemption Agreement and Third Amendment to Amended and Restated Limited Liability Company Agreement (the "Redemption Agreement") pursuant to which (i) all the shares of Common Stock owned by PHAWK were to be distributed to the members of PHAWK, (ii) the demand registration rights granted to PHAWK by the Registration Rights Agreement dated as of May 25, 2004 were assigned to EnCap IV and EnCap IV-B Acquisitions, and (iii) the piggyback registration rights granted to PHAWK by the Registration Rights Agreement dated as of May 25, 2004 were assigned to the members of PHAWK other than EnCap IV and EnCap IV-B Acquisitions. Pursuant to the Redemption Agreement, on July 15, 2005 PHAWK distributed (i) 3,173,459 shares of Common Stock and warrants to purchase 1,552,452 shares of Common Stock to EnCap IV, (ii) 1,482,437 shares of Common Stock and warrants to purchase 725,206 shares of Common Stock to EnCap IV-B Acquisitions, and (iii) 3,656,349 shares of Common Stock and warrants to purchase 1,788,681 shares of Common Stock to FCW.

On July 15, 2005, FCW distributed the shares of Common Stock and warrants to purchase shares of Common Stock owned by it pro rata to its members. As a result of such distribution, Floyd C. Wilson received 2,478,538 shares of Common Stock and warrants to purchase 1,174,195 shares of Common Stock.

Item 4.	Purpose of Transaction.

No modification

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) are amended and restated as follows:

(a) The following table describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of the Warrants and options to acquire Common Stock which are exercisable within 60 days, and the percent of outstanding Common Stock owned by the reporting persons. All percentages are based on 40,141,017 shares issued and outstanding as of June 13, 2005.

	Common Stock		Warrants; Stock Options
Name:	Sole:	Shared:	Sole:	Shared:	Percent of Class(1)

PHAWK, LLC	0	0	0	0	0%
EnCap Energy Capital Fund IV, L.P.	3,173,459	0	1,552,442(2)	0	11.0%
EnCap IV-B Acquisitions, L.P.	1,482,437	0	725,206(2)	0	5.4%
EnCap IV-B Acquisitions GP, LLC	0	1,482,437	0	725,206(2)	5.4%
EnCap Energy Capital Fund IV-B, L.P.	0	1,482,437	0	725,206(2)	5.4%
EnCap Equity Fund IV GP, L.P.	0	4,685,752	0	2,277,658(2)	16.4%
EnCap Investments L.P.	0	4,685,752	0	2,277,658(2)	16.4%
EnCap Investments GP, L.L.C.	0	4,685,752	0	2,277,658(2)	16.4%
RNBD GP LLC	0	4,685,752	0	2,277,658(2)	16.4%
David B. Miller	0	4,685,752	0	2,277,658(2)	16.4%
D. Martin Phillips	0	4,685,752	0	2,277,658(2)	16.4%
Gary R. Petersen	0	4,685,752	0	2,277,658(2)	16.4%
Robert L. Zorich	0	4,685,752	0	2,277,658(2)	16.4%
FCW, LLC	0	0	0	0	0%
Floyd C. Wilson	2,478,538	0	1,332,528(4)	0	9.2%

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.
(2) Represents warrants to purchase Common Stock.
(3) Represents options to purchase Common Stock.
(4) Represents warrants to purchase 1,174,195 shares of common stock and options to purchase 158,333 shares of Common Stock.

(b) PHAWK has the sole power to vote or direct the vote and to dispose or direct the disposition of no shares of Common Stock.

EnCap IV has the sole power to vote or direct the vote and to dispose or direct the disposition of 4,755,767 shares of Common Stock.

EnCap IV-B Acquisitions has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,207,643 shares of Common Stock.

EnCap IV-B GP LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap IV-B Acquisitions by virtue of being the general partner of EnCap IV-B Acquisitions. EnCap IV-B GP LLC disclaims beneficial ownership of the securities owned by EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.

EnCap IV-B may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap IV-B Acquisitions by virtue of being the sole member of EnCap IV-B GP LLC. EnCap IV-B disclaims beneficial ownership of the securities owned by EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.

EnCap Equity may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap IV and EnCap IV-B Acquisitions by virtue of being the general partner of EnCap IV and EnCap IV-B Acquisitions. EnCap Equity disclaims beneficial ownership of the securities owned by EnCap IV and EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.

EnCap Investments may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap IV and EnCap IV-B Acquisitions by virtue of being the general partner of EnCap Equity. EnCap Investments disclaims beneficial ownership of the securities owned by EnCap IV and EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.

EnCap Investments GP may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap IV and EnCap IV-B Acquisitions by virtue of being the general partner of EnCap Investments. EnCap Investments GP disclaims beneficial ownership of the securities owned by EnCap IV and EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.

RNBD may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap IV and EnCap IV-B Acquisitions by virtue of being the sole member of EnCap Investments GP. RNBD disclaims beneficial ownership of the securities owned by EnCap IV and EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.

Each of David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap IV and EnCap IV-B Acquisitions by virtue of being the controlling persons of RNBD. Each of David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich disclaims beneficial ownership of the securities owned by EnCap IV and EnCap IV-B Acquisitions in excess of his pecuniary interest in such securities.

Floyd C. Wilson has the sole power to vote or direct the vote and to dispose or direct the disposition of 3,811,066 shares of Common Stock.

The following is added to Item 5(e):

Each of PHAWK and FCW ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on July 15 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The following is added to Item 6:

On June 30, 2005, PHAWK and the Issuer executed the Agreement to Amend Note as described in Item 4.

On July 8, 2005 PHAWK, EnCap IV, EnCap IV-B Acquisitions and the other members of PHAWK executed the Class A Common Unit Redemption Agreement and Third Amendment to Amended and Restated Limited Liability Agreement of PHAWK as described in Item 4.

Item 7.	Material to Be Filed as Exhibits.

The following is added to Item 7:

(10)  Class A Common Unit Redemption Agreement and Third Amendment to Amended and Restated Limited Liability Company Agreement of PHAWK, LLC dated July 8, 2005 among PHAWK, LLC and its Members.

(11)  Agreement to Amend Note dated June 30, 2005 between PHAWK, LLC and Petrohawk Energy Corp.

(12)  Joint Filing Agreement dated July 19, 2005 among PHAWK, LLC, EnCap Energy Capital Fund IV, L.P., EnCap IV-B Acquisitions, L.P., EnCap Equity Fund IV GP, L.P., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, FCW, LLC, David B. Miller, D. Martin Phillips, Gary R. Petersen, Robert L. Zorich, and Floyd C. Wilson.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2005

PHAWK, LLC

By:	/s/ Floyd C. Wilson
Floyd C. Wilson
Title:	President and Chief Executive Officer

EnCap Energy Capital Fund IV, L.P.,
By:	EnCap Equity Fund IV GP, L.P., its general partner
by:	EnCap Investments L.P., its general partner
by:	EnCap Investments GP, L.L.C.,its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap IV-B Acquisitions, L.P.
By:	EnCap IV-B Acquisitions GP, LLC, its general partner
By:	EnCap Energy Capital Fund IV-B, L.P., its sole member
By:	EnCap Equity Fund IV GP, L.P., its general partner
By:	EnCap Investments L.P., its general partner,
By:	EnCap Investments GP, L.L.C., its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap IV-B Acquisitions GP, LLC
By:	EnCap Energy Capital Fund IV-B, L.P., its sole member
By:	EnCap Equity Fund IV GP, L.P., its general partner

By:	EnCap Investments L.P., its general partner,
By:	EnCap Investments GP, L.L.C., its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap Energy Capital Fund IV-B, L.P.,
By:	EnCap Equity Fund IV GP, L.P., its general partner
By:	EnCap Investments L.P., its general partner,
By:	EnCap Investments GP, L.L.C., its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap Equity Fund IV GP, L.P.
By:	EnCap Investments L.P., its general partner
By:	EnCap Investments GP, L.L.C., its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap Investments L.P.,
By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap Investments GP, L.L.C.

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

RNBD GP LLC

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

David B. Miller

By:	/s/ David B. Miller
David B. Miller

D. Martin Phillips

By:	/s/ D. Martin Phillips
D. Martin Phillips

Gary R. Petersen

By:	/s/ Gary R. Petersen
Gary R. Petersen

Robert L. Zorich

By:	/s/ Robert L. Zorich
Robert L. Zorich

FCW, LLC

By:	/s/ Floyd C. Wilson
Floyd C. Wilson
Title:	Manager

Floyd C. Wilson

By:	/s/ Floyd C. Wilson
Floyd C. Wilson